JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 14, 2024

Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)
Cook & Bynum Fund

Dear Ms. Ament-Marquigny:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on July 18, 2024. The comments related to the Post-Effective Amendment (a “PEA”) to the registration statement of the Trust, which was filed on May 24, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of the new series of the Trust, The Cook & Bynum Fund (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEAs.

General Comments

•	Please file this comment response letter on EDGAR such that the Staff has at least five business days prior to filing the 485(b) to review.
•	Please also send via email to Rebecca Ament Marquigny, redlined or marked pages of revised disclosure.
•	The Staff notes that portions of the PEAs are incomplete. The Staff asks that any blanks or bracketed information be completed in the next set of post-effective amendments.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statements for each Fund as well as throughout.

Response: The Trust acknowledges the points made above in the “General Comments.”

Prospectus – Shareholder Fees and Annual Fund Operating Expenses Table and Footnotes

1.	Comment: Shareholder fees. If the Fund isn’t imposing Shareholder fees, including either the sales charge or deferred sales charge, redemption fees, exchange fees or an account fee, please consider removing the Shareholder fees table from the Prospectus.

Response: The Fund does not charge any Shareholder fees, and accordingly has removed Shareholder fees table from the Prospectus.

Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

2.	Comment: The second footnote to the Annual Fund Operating Expenses table must identify the financially responsible party for those expenses or show the excluded expenses in an appropriately identified fee table line item(s). Please revise accordingly. Also, Acquired Fund Fees and Expenses (“AFFE”) are not incurred by the Fund in the ordinary course of business. Supplementally explain why AFFE are not incurred in the ordinary course of business.

Response: The Fund has revised the second footnote to the Annual Fund Operating Expenses table to identify the party financially responsible for the expenses, as follows: Pursuant to an agreement between the Fund and Cook & Bynum Capital Management, LLC (the “Adviser”), to the extent that the aggregate expenses incurred by the Fund, including but not limited to investment advisory fees of the Adviser (but excluding interest, expenses incurred under a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) exceed 1.49% of the Fund’s daily net assets, are the liability of the Adviser. This agreement is in effect through February 1, 2026, and thereafter is reevaluated on an annual basis. The Trust’s Board of Trustees and the Adviser may terminate or modify the agreement prior to February 1, 2026 only by mutual written consent. This agreement shall terminate automatically upon the termination of the investment management agreement with the Adviser. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three-years following the date such waiver and/or reimbursement was made, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.
AFFEs are not incurred in the ordinary course of business. The second footnote in the expense table has been revised to reflect this.

3.	Comment: With respect to the Annual Fund Operating Expenses table and the related Examples, please attach an updated and complete table and Examples in response.

Response: The Fund has provided an updated and complete Annual Fund Operating Expenses table and related Examples in response to the Staff’s comment.

Fund Summary - Principal Investment Strategy

4.	Comment: The first paragraph of the Fund’s Principal Investment Strategy states that the Fund invests in a “select few global public equities.” Identify the Fund as non-diversified in the strategy and explain very briefly what investing in a “select few public equities” means in terms of the number of portfolio holdings. Please state the Fund’s anticipated number of portfolio holdings or disclose an applicable range of portfolio holdings.

Response: The Trust has revised the disclosure to state that the Fund is a non-diversified investment company for purposes of the Investment Company Act of 1940. While the Fund anticipates holding a small amount of global public equity companies, the Trust respectfully declines to provide a range as there is not a range identified by the Adviser.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

5.	Comment: In the Fund’s Investment Strategy, in the statement immediately preceding the four core criteria, please identify the assumptions, conclusions, and psychological misjudgments which are refer to at the beginning of the second strategy paragraph and rewrite the criteria descriptions for each of those core criteria. Please identify the relevant metrics that are considered and generally explain how they inform individual security selection choices and subsequent buy/sell decisions.

Response: The Trust has identified the assumptions, conclusions, and psychological misjudgments which are referred to at the beginning of the second strategy paragraph and rewritten the criteria descriptions for each of those four core criteria. The Trust has also identified the relevant metrics that are considered and has clarified how it makes individual security selection choices and subsequent buy/sell decisions. How the Adviser determines security sale decisions is disclosed in the fourth paragraph under the description of the four core criteria.
6.	Comment: Circle of Competence. The second sentence of the Principal Investment Strategy titled “Circle of Competence” is both unclear and confusing (e.g., what are these “limitations of its knowledge?” What does the “ability to execute its competencies when evaluating an idea” mean? Please rewrite in plain English to the extent material. Explicitly address the types of businesses, industries, and geographies the adviser considers to be within its circle of competence.

Response: The section of the Principal Investment Strategy titled “Circle of Competence” has been expanded and clarified to address the Staff’s comment.
7.	Comment: Business. In the Principal Investment Strategy section titled “Business”, please explain how the adviser defines “sustainable competitive advantages,” and what constitutes “predictable free cash flows.” Explain how the portfolio manager decides that a security’s return on equity is “attractive” (i.e., compared to what?) Explain what represents an “extended period of time.” Explain what a “moat” is. Please explain/clarify each of these statements.

Response: The section of the Principal Investment Strategy titled “Business” has been expanded and clarified to address the Staff’s comment.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

8.	Comment: People. In the Principal Investment Strategy section titled “People”, please clarify how the adviser determines specific management teams are trustworthy and “intellectually honest.” In concrete, practical terms, explain what is meant by “energy,” “thoughtful capital allocation framework,” and “conservative accounting practices.” How does the adviser measure these? Please describe what metrics, data, and analysis the adviser uses to assess “people.” Revise to disclose.

Response: The section of the Principal Investment Strategy titled “People” has been expanded and clarified to address the staff’s comment.
9.	Comment: Price. In the Principal Investment Strategy section titled “Price”, please clarify what is meant by “owner earnings” and explicitly define what constitutes a “significant discount” to estimated intrinsic value. Please state how a significant discount is determined and why “owner earnings” are in quotations.

Response: The section of the Principal Investment Strategy titled “Price” has been expanded and clarified to address the Staff’s comment.
10.	Comment: Concentration and industry focus. In the third paragraph under the Principal Investment Strategy section, it states that the Fund’s portfolio is “deliberately concentrated in the Adviser’s best, most informed ideas” putting emphasis on deliberately concentrated. Please rewrite this in plain English. Explicitly spell out the Fund’s concentration policy and specifically address the Fund’s strategy regarding investments in the beverage bottling and distribution industry. Review the corresponding risk description with respect to the Risk of Current Focus on Both the Breweries Industry and Soft Drink Bottling and Distribution Industry and where appropriate, move relevant risk disclosures forward (e.g., based on the Fund’s investment percentages in these industries as of last year). Also, ensure the revised strategy and risk section’s concentration and industry emphasis disclosure is complete, internally consistent, and correct. We note that 1) funds may not reserve the right to concentrate as the 4th and 5th sentences of the risk currently suggest; and 2) the SAI discloses a fundamental investment restriction prohibiting the Fund from concentrating in any industry. Please revise and reconcile.

Response: The Fund currently does not have a policy to concentrate nor does it have a strategy that is narrowly focused only on the Soft Drink Bottling and Distribution Industry. There are times that the Fund is concentrated in certain industries as a result of market movements (not additional purchases), and we have included such disclosures in the Principal Investment Strategies section and the Principal Risks section to ensure transparency to such risks. The Principal Investment Strategies section of the Prospectus has been updated to state that the Fund currently holds a significant amount of its assets in the Breweries Industry and the Soft Drink Bottling and Distribution Industry, as a result of market movements. Market movements may include changes in the value of either securities in focused industries or other portfolio securities among other things, and industry weights may rise above 25% of the Fund’s assets. The Fund does not have a policy to concentrate its investments in these industries, or any other industry or group of industries, for purposes of the 1940 Act. That is, at the time of purchase or sale of a security, the Fund does not invest more than 25% of its assets in these industries.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

The Trust has updated the “Industry Risk” section of the Prospectus to also state that the Fund may focus its investments in the securities of issuers in a particular industry or industries. From time to time, a relatively high percentage of the assets of the Fund may be invested in a limited number of industries. When the Fund’s investment focus is limited in this manner, the Fund’s performance will be affected by the performance of the issuers within those specific industries and could be more volatile than that of an investment company that invests its assets in a more diverse array of industries.

The Trust has also updated the Disclosure titled: Risk of Current Focus on Both the Breweries Industry and Soft Drink Bottling and Distribution Industry as requested by the staff.

Regarding the Fund’s SAI, the Fund does not have a policy of industry concentration, and accordingly the Fund’s related fundamental policy with respect thereto in the SAI is retained, as follows: The Fund may not concentrate investments in an industry, as concentration may be defined under the 1940 Act or the rules and regulations thereunder (as such statute, rules, or regulations may be amended from time to time) or by guidance regarding, interpretations of, or exemptive orders under, the 1940 Act or the rules or regulations thereunder published by appropriate regulatory authorities. Please see the section entitled “1940 Act Requirements” below for an overview of current requirements regarding the concentration of investments under the 1940 Act and the rules and other pronouncements thereunder.

11.	Comment: Depositary receipts. If the Fund will invest in unsponsored depositary receipts, please disclose this in the Prospectus and include corresponding risk disclosure addressing the additional risks unique to unsponsored depositary receipts.

Response: The Fund does not expect to invest in unsponsored depositary receipts, however we have updated the Prospectus to include a risk disclosure that addresses this comment.
12.	Comment: Short term debt obligations of foreign governments. In the Fund’s Principal Investment Strategy, the first sentence says, “the Fund pursues its objective of long-term growth of capital by investing in a select few global public equities using an absolute value investing philosophy.” The fourth paragraph in the Fund’s Principal Investment Strategy states that the Fund may also hold up to 60% of its assets in foreign debt. Please reconcile. Please clarify that investments in sovereign debt of any single country are considered investments in a single industry for concentration purposes.

Response: The Fund has revised the fourth paragraph in the Principal Investment Strategy section of the prospectus as follows in response to the staff’s comment: While the Fund is expected to invest in a select few global public equities, the Fund may also hold up to 60% of its assets in foreign debt from time to time based on the Adviser’s assessment and availability of foreign debt obligations. The attractiveness of foreign debt is based on the offered interest rate and creditworthiness of the issuing entities. Investments in foreign debt of a company would be considered an investment in a single industry for concentration purposes.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

13.	Comment: Sovereign debt. Please disclose if the Fund intends to invest more than 25% of its net assets in sovereign debt of a single foreign country due to combined exposure from direct and indirect investments. Also, supplementally explain how the Adviser applies the four core criteria to screen available sovereign debt investment options.

Response: The Fund does not expect to invest more than 25% of its net assets in sovereign debt obligations either directly or indirectly. The Adviser does not apply the four core criteria to sovereign debt obligations, but rather assesses the attractiveness of sovereign debt by the offered interest rate and creditworthiness of the issuing government.

Statutory Prospectus - More About the Fund’s Principal Investment Strategies

14.	Comment: Special situations. The staff observes that the heading in the Prospectus titled “More About the Fund’s Investment Objective and Principal Investment Strategies – Special Situations” states that the Fund may invest up to 35% of its net assets in special situation investments. Please disclose this in Item 4 of the Prospectus as well.

Response: The Fund has disclosed in the summary section of the Prospectus in response to the Staff’s comment, that the Fund may invest up to 35% of its net assets in special situation investments.
15.	Comment: Junk bonds. Please specifically identify junk bonds as speculative investments in the Prospectus.

Response: In response to the Staff’s comment, the Fund has so identified junk bonds as speculative investments in the Prospectus.
16.	Comment: The penultimate sentence of the fifth paragraph under the heading “Principal Investment Strategy” in the Prospectus refers to “minimum hurdle rate requirements.” Please clarify what these are, where they come from and how the Adviser engages in a cash comparison with investment options that meet this criterion.

Response: The Trust has removed the term “minimum hurdle rate” and clarified the penultimate sentence of the fifth paragraph under the heading “Principal Investment Strategy” in the Prospectus.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

17.	Comment: Securities lending. Under the section titled “Securities Lending” the Item 9 strategy disclosure states that the Fund may lend its portfolio securities to broker-dealers and banks subject to a cap of 25% of the net asset value of the securities comprising its portfolio. If this is a principal strategy, please include corresponding Item 4 strategy disclosure, otherwise in your response letter confirm that securities lending is not a principal strategy of the Fund.

Response: Securities lending is not a principal investment strategy of the Fund, and accordingly, no disclosures concerning securities lending have been included in the summary section of the Prospectus. Securities lending has been disclosed as a non-principal investment strategy of the Fund.
18.	Comment: In the sixth paragraph of the section of the Prospectus titled “Principal Investment Strategy,” it states that the Fund will sell a security “if some event or shift happens within the business that prevents the Adviser from continuing to reliably appraise its intrinsic value.” Please consider providing examples to illustrate the types of situations this is intended to cover. (e.g. receivership?, natural disasters?, political unrest?, foreign regulations preventing access to financial information?)

Response: The Trust has provided examples to illustrate some of the events or shifts which may happen within the business that could prevent the Adviser from continuing to reliably appraise the intrinsic value of an investment.

Principal Risks

19.	Comment: Please provide independent risk summaries for each of the following or supplementally explain why the following principal risks do not apply to this Fund.
i.	Concentration Risk
ii.	Preferred Stock Risk
iii.	Foreign sovereign debt risk
iv.	Short-term treasury risk
v.	Cash holdings risk (e.g., missing other investment opportunities while holding significant cash balances)
vi.	Emerging Markets Risk (distinct from foreign risk)
vii.	Unsponsored depositary receipts risk
Response: The Fund has included risk summaries in the Prospectus concerning the Staff’s comment with respect to Preferred Stock Risk, Foreign sovereign debt risk, Short-term treasury Risk, Cash holdings risk, Emerging Markets Risk and unsponsored depositary receipt risk. The Fund does not have a policy to concentrate in any industry and accordingly, this risk is not included in the summary section (Item 4) or statutory section (Item 9) of the Prospectus.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

20.	Comment: Please review the following Risks in Item 4 and Item 9 of the Prospectus for consistency. Note the following risks are included only in item 9.

Regulatory Change Risk
U.S. Government Obligations Risk
Fixed Income Foreign Investment Risk
Large Shareholder Risk
Securities Lending Risk
Emerging Markets Risk

Response: In response to the Staff’s comment, the Fund has included Regulatory change risk, U.S. Government Obligations Risk, Fixed Income Foreign Investment Risk, Large Shareholder Risk, and Emerging Markets Risk in the summary section of the Prospectus under “Principal Risks”. Securities Lending is not a principal risk of investing in the Fund, and so this has been moved to a section titled “Non-Principal Risks of Investing in the Fund”.

21.	Comment: If the Fund is advised by or sold through an insured depository institution, please add or direct the staff to the statement required by Item 4(b)(1)(iii) of Form N-1A.

Response: The Fund has added the following statement to the Prospectus under the heading “General Risk”: As with all mutual funds, an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
22.	Comment: Smaller capitalization Risk. Under the heading “Smaller Capitalization Risk” under the heading “Principal Risks” in the Prospectus, or in another appropriate location in the Prospectus, please provide the capitalization range to which the term small capitalization companies applies.

Response: The Fund has added the following sentence to the “Small Capitalization Risk” disclosures in the Prospectus: Smaller capitalization companies in which the Fund may invest have a market capitalization range of below $2 billion.
23.	Comment: Interest rate risk. In light of the large percentage of foreign debt the Fund may hold and the economic impact of recent interest rate increases please expand both the Item 4 and Item 9 descriptions of interest rate risk. Help investors understand how the Fund’s portfolio holdings may respond to interest rate changes and the corresponding impact on Fund returns.

Response: In response to the Staff’s comment, the Fund has expanded the statement of Interest Rate Risks in Item 4 of the Prospectus and in Item 9 of the Prospectus.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

24.	Comment: Currently the “ Risk of Current Focus on Both the Breweries Industry and Soft Drink Bottling and Distribution Industry” disclosure in the Summary section of the Prospectus describes concentration risk, industry risk, and beverage industries specific risks as a single integrated risk. Please reorganize the text to explain these concepts separately and then illustrate how they apply in the specific context of the beverage industry (e.g., nutritional and health related concerns? supply chain issues? etc.)

Response: The Fund has revised the “Risk of Current Focus on Both the Breweries Industry and Soft Drink Bottling and Distribution Industry” disclosure in the Summary section of the Prospectus in response to the staff’s comment.
25.	Comment: In the section of the Prospectus titled “Performance” please explain the relevant reorganization more clearly (e.g. as an acquisition) so the relationship between the Fund and the historical performance of the Target Fund comes across more clearly. Also, explain what the phrase “free float adjusted market capitalization index” means. Give investors the context required to make a comparison between MSCI ACWI and Fund performance that’s meaningful.

Response: The Fund has added disclosure to the Performance section of the Prospectus in response to the staff’s comment that the reorganization resulted in the acquisition of the Predecessor Fund by the Fund. The Trust has also included additional and clarifying disclosure around what a free float-adjusted market capitalization index is.
26.	Comment: In the section of the Prospectus titled “Performance”, it is stated that the Predecessor Fund was managed with the same investment objective, and investment policies and restrictions that were substantially similar to those of the Fund. If correct, explicitly state that the current Fund’s principal strategies are substantially similar to the strategies of the predecessor over the performance period shown.

Response: The Fund has added the requested disclosure to the section of the Prospectus titled “Performance” in response to the Staff’s comment.
27.	Comment: It is not clear whether the section of the Prospectus titled “More About the Fund’s Investment Objective and Investment Strategies” discusses principal or non-principal strategies and risks. Please revise the header and/or related sub-headers to make clear which is intended. The same applies to the Item 9 risk disclosure under the heading “Risk of Investing in the Fund”. Revise accordingly.

Response: The Fund has revised the referenced headers in the Prospectus to indicate that these are principal investment strategies and principal risks in response to the Staff’s comment.

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Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

August 14, 2024

28.	Comment: Securities lending. If securities lending is a principal strategy for the Fund, please disclose this in the Item 4 summary and if not, revise the Item 9 description to describe it as a non-principal strategy.

Response: Securities lending is not a principal investment strategy of the Fund, and accordingly, the section titled “Securities Lending” in Item 9 of the Prospectus has been moved under the heading “Non-Principal Investment Strategy”.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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